Exhibit 99.1

GOLDBELT RECEIVES SIGNED MINING CONVENTION
FOR INATA GOLD PROJECT

Toronto, Ontario – (August 16, 2007) Goldbelt Resources Ltd. (TSX: GLD) is pleased to report that the Mining Convention for Goldbelt’s Inata Gold Project at Belahouro, Burkina Faso was signed today by Mr. Abdoulkader Cisse, the Minister of Mines and Energy for Burkina Faso.

The Convention, which was developed by the Government of Burkina Faso, has subsequently been adopted as the standard form in other West African countries.  It is the last important stage required in the mine approval process.  The Mining Convention governs specific details relating to fiscal arrangements, taxation, employment, land and mining guarantees, and environmental protection, in accordance with Burkina Faso’s Mining Code.  The Convention is valid for the full life of the Mining Permit (20 years), and extensions thereof.

The Burkina Faso Government is very supportive of mining and is providing support and security of title through the Ministry of Mines and Energy.  Burkina Faso is a politically stable country with modern mining and environmental legislation.  The country’s fiscal procedures and policies are well established and generally consistent with Western rules and regulations.  Goldbelt continues to have excellent relations with the Burkinabe Government and with their support and cooperation, Goldbelt has moved quickly through the final stages of the Mining Convention approval process.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:    “Paul Morgan”
Paul J. Morgan, Executive Chairman

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.